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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K


              [check]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                       OR

              [ ]  TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF
             THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


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            For the fiscal year ended      Commission file number
                December 31, 1993                  0-325
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         A.   Full title of the Plan and the address of the Plan, if
              different from that of the issuer named below:

                              VALTEK INCORPORATED
                           RETIREMENT PLAN AND TRUST



         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                           THE DURIRON COMPANY, INC.
                            3100 RESEARCH BOULEVARD
                              DAYTON, OHIO  45420
                                 (513) 476-6100



                          INDEX TO EXHIBITS at page 3.

                               Page 1 of 18 pages
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                              REQUIRED INFORMATION
                              --------------------

         The Valtek Incorporated Retirement Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.

         ITEM 4. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 28.1 to this Report:

         (a)     Report of Independent Auditors.

         (b) Statements of Net Assets Available for Benefits - December 31, 1993 and 1992.

         (c) Statements of Changes in Net Assets Available for Benefits - years ended December 31, 1993 and 1992.

         (d)     Notes to Financial Statements.

         (e)     Schedule of Assets Held for Investment Purposes - December
                 31, 1993.

         (f) Schedule of Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets - year ended December 31, 1993.


         The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.


                                   SIGNATURES
                                   ----------

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Insurance Committee of The Duriron Company, Inc., which administers the Valtek Incorporated Retirement Plan and Trust, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                     VALTEK INCORPORATED
                                     RETIREMENT PLAN AND TRUST


                                BY:  /s/ Ronald F. Shuff
                                     -----------------------
                                     RONALD F. SHUFF
                                     Member, Pension and Insurance Committee
Date:   June 29, 1994





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                               INDEX TO EXHIBITS


         The following Exhibits are being filed with this Annual Report on Form 11-K:


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                                                                                    Located at
                                                                                 Manually Numbered
Exhibit                                                                               Page
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(23)     CONSENT OF EXPERTS AND COUNSEL:

         23.1    Consent of Ernst & Young ........................................         5

(28)     ADDITIONAL EXHIBITS

         28.1    Annual Financial Statements of Valtek Incorporated
                 Retirement Plan and Trust at December 31, 1993 and 1992
                 and for the two years ended December 31, 1993 ...................         7
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